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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-43026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi UFJ Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway - 29th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith McDermott (212) 405-7036
(Area Code — Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, William R. Mansfield, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) as of and for the year ended December 31, 2013 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

February 27, 2014

Mr. William R. Mansfield — Date

Chief Executive Officer

Title

Subscribed and sworn to before me on
this 27th day of February 2014

BEATE S. PARRA
Notary Public, State of New York
No. 02PA6229545
Qualified in New York County
Commission Expires October 12, 2014

Notary Public

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.
New York, New York

We have audited the accompanying statement of financial condition of Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mitsubishi UFJ Securities (USA), Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2014

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
(In thousands of dollars, except share data)

ASSETS	
Cash and cash equivalents	$ 66,201
Cash segregated under federal and other regulations	22,000
Collateralized agreements:	
Securities borrowed	4,082,841
Securities purchased under agreements to resell, net	23,266,993
Deposits with clearing organizations and others	18,682
Receivables:	
Brokers, dealers and clearing organizations	85,513
Customers	18
Affiliates	8,601
Financial instruments owned at fair value ($708.7 million pledged)	1,453,150
Interest receivable	25,854
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $17.2 million)	7,262
Deferred tax assets, net	30,774
Other assets	18,547
TOTAL ASSETS	$ 29,086,436
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Short term borrowings	$ 225,500
Collateralized financings:	
Securities loaned	1,038,914
Securities sold under agreements to repurchase, net	26,577,043
Payables:	
Brokers, dealers and clearing organizations	92,648
Customers	9,485
Affiliates	3,813
Financial instruments sold, but not yet purchased, at fair value	643,851
Interest payable	11,475
Accrued expenses and other liabilities	103,095
	28,705,824
Liabilities subordinated to claims of general creditors	220,000
STOCKHOLDER'S EQUITY:	
Common stock, no par value and additional paid-in-capital; 2,000 shares authorized, 690 shares outstanding	69,000
Retained earnings	91,612
Total stockholder's equity	160,612
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 29,086,436

See notes to the Statement of Financial Condition.

1. ORGANIZATION AND BUSINESS ACTIVITIES

Mitsubishi UFJ Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd. ("MUSHD"), a Japanese holding company. MUSHD is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. ("MUFG"). The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a Futures Commission Merchant and is a member of the National Futures Association ("NFA").

In its capacity as a securities broker-dealer, the Company engages in capital markets origination transactions, private placements, collateralized financing, securities borrow and loan transactions, and domestic and foreign debt and equity securities transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the Statement of Financial Condition. Significant estimates and assumptions generally include fair value measurements, compensation, taxes, and litigation. Although these and other estimates are based on the best available information, actual results could be materially different.

Cash and Cash Equivalents – The Company defines cash equivalents as overnight time deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase.

Cash segregated under federal and other regulations – Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934.

Securities Borrowed and Securities Loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced. For securities borrowed, the Company deposits cash with the lender. Securities loaned transactions are recorded at the amount of cash collateral received. For securities loaned, the Company receives cash from the borrower. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contract values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short term in nature and are collateralized. Accrued interest associated with Securities borrowed and Securities loaned is accrued as Interest receivable and Interest payable, respectively, in the Statement of Financial Condition.

From time to time, the Company may borrow securities without collateral from affiliates. The Company does not record these securities in the Statement of Financial Condition because the requirements of a sale have not been met by the affiliate under FASB ASC 860, *Transfers and Servicing*.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government, federal agency and mortgage-backed securities. The repurchase agreements are treated as collateralized financing transactions and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral. Contract values of securities purchased under agreements to resell and securities sold under agreements to repurchase approximate fair value because the transactions are generally short term in nature and are collateralized. Accrued interest associated with Securities purchased under agreements to resell and Securities sold under agreements to repurchase is accrued as Interest receivable and Interest payable, respectively, in the Statement of Financial Condition.

When the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 210-20-45-11 are met, the Company nets certain repurchase agreements and reverse repurchase agreements with the same counterparty in the Statement of Financial Condition.

Deposits with clearing organizations and others – Cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption. At December 31, 2013, the balance consists solely of cash.

Receivables and Payables – Brokers, Dealers, and Clearing Organizations - Receivables from brokers, dealers and clearing organizations include amounts receivable for regular-way securities not delivered by the Company to a purchaser by the settlement date, receivables arising from unsettled trades, margin deposits with clearing organizations, receivables from underwriting transactions and receivables on futures transactions.

Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, payables from underwriting transactions and payables on futures transactions.

Receivables and Payables – Customers – Receivables from and Payables to customers represent balances arising in connection with securities transactions for securities not delivered to the Company or not received by the Company. Customer transactions are recorded on a settlement date basis.

Financial Instruments Owned, at fair value – Proprietary securities transactions, which include securities owned and securities sold, but not yet purchased, for regular way trades are recorded net by CUSIP on a trade date basis. For US Government and agency securities, futures, corporate and municipal debt, realized gains and losses are determined on a first in–first out basis. For equities and options, realized gains and losses are determined using a weighted average cost basis. Interest associated with Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value, is

accrued as Interest receivable and Interest payable, respectively, in the Statement of Financial Condition. All positions are carried at fair value.

The Company may pledge financial instruments owned, at fair value, for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860 – *Transfers and Servicing*, pledged financial instruments that can be sold or re-pledged by the secured counterparty are reported in Financial instruments owned, at fair value, parenthetically on the Statement of Financial Condition.

The Company's derivatives, which are primarily exchange-traded options, interest rate futures, and forward foreign exchange contracts, are reported in the Statement of Financial Condition at their fair value. The Company also enters into forward foreign exchange contracts to economically hedge non-dollar term repurchase agreements and non-dollar term loans.

Fair Value Hierarchy – FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Furniture, Equipment and Leasehold Improvements – Furniture and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease. As of December 31, 2013, furniture and equipment amounted to $16.6 million and leasehold improvements amounted to $7.8 million. The related accumulated depreciation and amortization was $11.1 million and $6.1 million, respectively.

Income Taxes – Deferred tax assets and liabilities are determined based upon temporary differences between the Statement of Financial Condition and income tax bases of assets and liabilities, using currently enacted tax rates. A valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization has been recognized, which reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.

Accrued Expenses and Other Liabilities – Accrued expenses and other liabilities are comprised primarily of $62.4 million in employee related payables and $23.5 million in capital markets related deals payable to its affiliates.

Foreign Exchange - Assets and liabilities denominated in non-U.S. dollar currencies are revalued into U.S. dollar equivalents using year-end spot foreign exchange rates.

3. RECENT ACCOUNTING DEVELOPMENTS

In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* The amendments in the ASU clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments are effective for fiscal years beginning on or after January 1, 2013. The Company has adopted this amendment as of January 1, 2013. Please see Footnote 8 for required disclosures.

In December 2013, the FASB issued ASU 2013-12, *Definition of a Public Business Entity.* The ASC includes multiple definitions of the terms nonpublic entity and public entity. The amendment in this ASU improves U.S.GAAP by providing a single definition of public business entity for use in future financial accounting and reporting guidance. There is no actual effective date for this ASU. The Company is considered as a public business entity under ASU 2013-12.

4. FINANCIAL INSTRUMENTS

Financial instruments owned and Financial instruments sold, not yet purchased, at fair value, at December 31, 2013 consist of:

(in 000's)	Owned	Sold
U.S. Treasury and Agencies	$ 510,193	$ 440,650
Corporate debt	784,377	179,719
Municipal debt	137,458	-
Equities	16,506	15,780
Options	4,616	4,141
Forward foreign exchange contracts	-	3,561
Total	$ 1,453,150	$ 643,851

The Company pledged financial instruments that can be sold or re-pledged by the secured counterparty. These securities are reported parenthetically in financial instruments owned, at fair value, in the Statement of Financial Condition. The Company also loaned or pledged financial instruments owned to counterparties and clearing organizations that do not have the right to deliver or repledge the collateral. At December 31, 2013, the amount of securities pledged which the counterparty did have the right to deliver or re-pledge is $708.7 million.

5. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2013 consist of the following:

(in 000's)	Receivables	Payables
Securities failed-to-deliver/receive	$ 1,190	$ 28,144
Payables to clearing organizations	-	64,476
Capital markets agent transactions	43,846	28
Futures transactions	677	-
Pending trades	39,800	-
Total	$ 85,513	$ 92,648

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has three subordinated borrowings totaling $220.0 million with its parent, MUSHD, at December 31, 2013 that mature on varying dates.

Maturity Date	Rate Basis	Weighted Average Interest Rate	Principal Amount (in 000's)
September 30, 2015	6m LIBOR + 1.47%	1.95%	$ 35,000
March 31, 2016	6m LIBOR + 1.17%	1.59%	35,000
March 31, 2016	6m LIBOR + 1.57%	2.04%	150,000
			$ 220,000

On March 12, 2013, the Company extended the maturity of its $35.0 million subordinated borrowings from March 29, 2013 to March 31, 2016, with approval by FINRA and NFA.

The agreements covering the subordinated borrowings have been approved by FINRA and the NFA, and thus, are available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The borrowings are considered in the debt to equity ratio for regulatory purposes.

The borrowings allow for prepayment of all or any part of the obligation at the option of the Company, and upon receipt of prior written approval from FINRA and the NFA.

7. FAIR VALUE MEASUREMENTS

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2013, by level within the fair value hierarchy:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2013:

(in 000's)	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
U.S. Treasury and Agencies	$ 16,633	$ 493,560	$ -	$ 510,193
Corporate debt	-	784,377	-	784,377
Municipal debt	-	137,458	-	137,458
Equities	16,506	-	-	16,506
Options	4,616	-	-	4,616
Forward foreign exchange contracts	-	-	-	-
Total	$ 37,755	$ 1,415,395	$ -	$ 1,453,150

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2013:

(in 000's)	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased:				
U.S. Treasury and Agencies	$ 71,571	$ 369,079	$ -	$ 440,650
Corporate debt	-	179,719	-	179,719
Municipal debt	-	-	-	-
Equities	15,780	-	-	15,780
Options	4,141	-	-	4,141
Forward foreign exchange contracts	-	3,561	-	3,561
Total	$ 91,492	$ 552,359	$ -	$ 643,851

U.S. Treasury and Agency debt securities are valued using third party market price quotations. Valuation adjustments are not applied. Accordingly, U.S. Treasury and Agency issued debt securities are categorized in Level 1 of the fair value hierarchy when actively traded. Less actively traded U.S. Treasury and Agency issued debt securities are categorized in Level 2 of the fair value hierarchy.

Corporate debt fair value is determined using third party market price quotations. Corporate bonds are categorized in Level 2 of the fair value hierarchy.

Municipal debt fair value is determined using third party market price quotations, recently executed transactions or external pricing models. These bonds are categorized in Level 2 of the fair value hierarchy.

Equity securities (exchange traded) are valued based on quoted prices from the exchange. These securities are categorized in Level 1 of the fair value hierarchy.

Options (listed) are valued based on quoted prices from the exchange and categorized in Level 1 of the fair value hierarchy as they are actively traded.

Forward foreign exchange contracts are valued using internal pricing models based on third party market foreign exchange rates and are categorized in Level 2 of the fair value hierarchy.

Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications are reported as transfers in/out of the category at the end of the year in which the reclassifications occur.

8. OFFSETTING ASSETS AND LIABILITIES

The Company enters into derivatives transactions, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and to fund the Company's trading inventory. The Company manages credit exposure from certain transactions by entering into master netting agreements and collateral arrangements with counterparties. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. In certain cases the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of a counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts as of December 31, 2013:

(in 000's)	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amount Presented in the Statement of Financial Condition	Financial Instruments Not Offset in the Statement of Financial Condition	Net Amount
Assets:					
Securities borrowed	$ 4,082,841	$ -	$ 4,082,841	$ (3,700,663)	$ 382,178
Securities purchased under agreements to resell	35,979,175	(12,712,182)	23,266,993	(23,224,017)	42,976
Listed derivatives	4,616	-	4,616	-	4,616
Forward foreign exchange contracts	5	(5)	-	-	-
Liabilities:					
Securities loaned	$ 1,038,914	$ -	$ 1,038,914	$ (1,032,059)	$ 6,855
Securities sold under agreements to repurchase	39,289,225	(12,712,182)	26,577,043	(26,577,043)	-
Listed derivatives	4,141	-	4,141	-	4,141
Forward foreign exchange contracts	3,566	(5)	3,561	-	3,561

The transactions noted above are subject to market settlement conventions which require all counterparties to settle transactions as part of national clearinghouse daily procedures or bilaterally pursuant to an agreement.

Transactions that have met the netting criteria per an agreement are reflected in the above table as offsetting transactions. Tri-party transactions representing a significant amount of such transactions do not meet the netting criteria.

9. DERIVATIVE INSTRUMENTS

The Company trades listed options, interest rate futures, and forward foreign exchange contracts. The Company manages its trading positions by employing a variety of risk mitigation strategies. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including derivative products. The Company manages the market risk associated with its trading activities on a Company-wide basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2013:

	Assets		Liabilities	
(in 000's)	Fair Value	Notional	Fair Value	Notional
Financial instruments owned / sold, but not yet purchased:				
Options on futures	$ 4,526	$ 3,095,000	$ -	$ -
Equity options	90	722	4,141	718
Forward foreign exchange contracts	-	-	3,561	172,822
Brokers, dealers and clearing organizations:				
Futures	$ 63	$ 1,615,000	-	-

OTC Derivatives – In its capacity as a broker-dealer, the Company will, at times, enter into forward foreign exchange transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The Company also enters into forward foreign exchange transactions to economically hedge non-dollar loan and term repurchase transactions. At December 31, 2013, the unrealized loss associated with these forward foreign exchange transactions totaled $3.6 million and was included in financial instruments sold, but not yet purchased, at fair value, in the Statement of Financial Condition.

As of December 31, 2013, only the forward foreign exchange contracts were traded OTC. The contracts all have maturities within 12 months.

At December 31, 2013, the counterparty credit quality with respect to the fair value of the Company's OTC derivative assets was as follows (in thousands):

Counterparty Credit Quality:

(in 000's)		
A- or higher	$	1,331
BBB- to BBB+		1,159
BB+ or lower		1,071
Unrated		-
Total	$	3,561

10. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates. These transactions include capital market transactions, facilitating securities transactions, repurchase and reverse repurchase agreements, advisory services, clearing and operational support. At December 31, 2013, assets and liabilities with related parties consist of the following:

(in 000's)		
Assets:		
Cash and cash equivalents	$	20,421
Securities borrowed		154,875
Securities purchased under agreements to resell		6,384,994
Broker, dealers and clearing organizations receivables		66
Affiliate receivables		8,601
Interest receivable		2,285
Liabilities:		
Short term borrowings	$	225,500
Securities loaned		332,472
Securities sold under agreements to repurchase		832,702
Broker, dealers and clearing organizations payables		18
Affiliate payables		3,813
Interest payable		2,061
Accrued expenses and other liabilities		23,463
Liabilities subordinated to claims of general creditors	$	220,000

The Company has a $300.0 million collateralized committed borrowing facility with Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"). At December 31, 2013, the facility was not drawn down. The Company pays an annual commitment fee for the facility which is included in Brokerage and clearing fees above.

At December 31, 2013, the Company had securities borrowed without collateral of $154.1 million from a related party. The Company pledged these securities to an affiliate as part of a repurchase agreement.

On January 17, 2013, MUSHD extended short term borrowings of $225.5 million to the Company with a maturity date on January 22, 2014. Accrued interest payable was calculated on 6-month USD LIBOR plus 0.378% and was recorded as interest payable in the Statement of Financial Condition.

The Company has certain commitments with affiliates which are disclosed in Footnote 13.

11. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company currently files tax returns in the following jurisdictions: New York State, New York City, New Jersey and California. Federal, New York State, New York City, and New Jersey taxes are computed on a Company specific basis. California taxes are computed on a unitary basis. Each entity included in the California unitary return consisting of affiliated entities (collectively the "Group") pays the California tax on its share of the Group's income apportioned to California. The Company made certain estimates with respect to the computation of its share of the California income tax, including estimates for Group income and allocation percentages. There is no formal tax sharing agreement in place. Nonetheless, the Company believes the method for allocating California income tax expense is systematic and rational.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:

(in 000's)	December 31, 2013
Deferred tax assets:	
Bonuses and deferred compensation	$ 26,702
Accrued and deferred rent	1,250
Accrued interest	833
Depreciation	605
Interest and taxes for uncertainties	1,036
Other items	482
Gross deferred tax assets	30,908
Valuation allowance	-
Gross adjusted deferred tax assets	30,908
Deferred tax liabilities:	
Prepaid pension	(134)
Net deferred tax assets	$ 30,774

There is no valuation allowance for deferred tax assets as of December 31, 2013. The allowance decreased by $0.1 million from the year ended December 31, 2012 as, in management's judgment, the deferred tax assets may now be recognized in full. When assessing the recognition of temporary differences, management considers the timing and source of taxable income, as well as the extent of alternative or minimum taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in 000's)	
Balance at January 1, 2013	$ 468
Increases related to current year tax positions	765
Increases related to prior year tax positions	1,285
Decreases related to prior year tax positions	(279)
Balance at December 31, 2013	$ 2,239

The entire balance of unrecognized tax benefits at December 31, 2013 would, if recognized, affect the effective tax rate on income. The Company closed an Internal Revenue Service examination for the 2008 and 2009 tax years with no change. Closure of this examination allowed the release of approximately $0.3 million of unrecognized tax benefits from positions originally taken in those years, all of which were uncertain only with respect to timing of deductibility. The release of those reserves did not impact the effective tax rate.

Reserves for interest, net of benefit, and penalties, if any, are included as accrued expenses and other liabilities in the Statement of Financial Condition. The accrued interest and penalty payable combined balance at December 31, 2013 is $0.8 million, related to interest and penalty with respect to unrecognized tax benefits.

The Company's years open to examination by major jurisdictions are tax years ended December 2009 and forward for Federal, New York State, New York City, and New Jersey, and 2008 and forward for California.

12. RISK

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses. The Company's ability to properly and effectively identify, assess, monitor and manage its risk is critical to the overall execution of the Company's strategy and its profitability. Senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, as well as supervisory oversight on its trading desks. Effective risk practices are carried out through constant communication, exercise of professional judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of risks at the Company level.

Market Risk - In the normal course of business, the Company enters into securities transactions in order to meet client financing and hedging needs. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Due to the short term nature of these pending transactions, typically settling one to three business days after trade date, such activities did not have a material impact upon the Company's Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements and securities borrowed and loaned reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's Statement of Financial Condition. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Collateralized Securities Financing Transactions - The Company enters into reverse repurchase agreements, repurchase agreements and securities borrow and loan transactions. Under these agreements and transactions, the Company either receives or provides collateral. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2013, the fair value of securities received as collateral, prior to netting, was $40.1 billion and the fair value of the portion that has been sold or repledged was $39.5 billion.

Due to the type of the Company's collateralized securities financing transactions, the Company does not maintain a credit allowance on receivables arising from such transactions.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases space in New York, New Jersey, and California. Obligations under operating leases contain non-cancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year	(in 000's)
2014	$ 5,922
2015	4,626
2016	2,039
2017	2,063
2018	2,063
Thereafter	5,104
Total	$ 21,817

In 2010, the Company subleased the majority of its previous premises to an affiliate at market rental rates substantially lower than the original contract terms. A reserve was established to the expiration of the original lease term. The unamortized balance of this reserve at December 31, 2013 is $1.6 million.

Securities Financing – The Company has a committed facility to provide collateralized financing up to an aggregate of $1 billion. At December 31, 2013, this facility was not drawn down.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Statement of Financial Condition at December 31, 2013.

Other Guarantees - In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

14. RETIREMENT, OTHER POSTEMPLOYMENT BENEFITS, AND DEFERRED COMPENSATION PLANS

Eligible employees of the Company are covered under a defined benefit pension plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plans"), sponsored by BTMU. Contributions are based on an amount that satisfies ERISA funding standards.

In 2011, the Company implemented a non-qualified deferred compensation plan ("the Plan"). Plan assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly by an outside third party based on cash surrender value of the corporate-owned life insurance. At December 31, 2013, the value of the trust is $13.9 million and is included in other assets with an equal amount recognized as an obligation to the trust.

15. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, at the greater of 2% of aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934, or the amount computed pursuant to Section 1.17 of the Commodity Exchange Act. For Rule 15c3-1 purposes, there are certain additional capital requirements for broker-dealers engaging in reverse repurchase agreements. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%. At December 31, 2013, the Company had net capital of $204.5 million that was $203.5 million in excess of the $1.0 million requirement.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2013, the Company had a customer reserve requirement of $9.8 million. At December 31, 2013, the Company had approximately $22.0 million reflected in the Statement of Financial Condition as Cash deposited or segregated under federal and other regulations or requirements.

16. SUBSEQUENT EVENTS

The Company evaluated events subsequent to December 31, 2013 through February 27, 2014, the date on which the Statement of Financial Condition is available to be issued. On January 17, 2014, the Company's $225.5 million short term borrowing from MUSHD matured and was renewed as a $200.0 million borrowing based on the current U.S. Dollar to Japanese Yen exchange rate.

* * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 27, 2014

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.
New York, New York

In planning and performing our audit of the financial statements of Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Stockholder, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP